                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended          December 31, 2001
                               -------------------------------------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _____________ to _____________

                         Commission file number       1-6948
                                                --------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Dominion Industries, Inc. Compass Plan for Hourly Employees

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                 SPX Corporation
                        13515 Ballantyne Corporate Place
                         Charlotte, North Carolina 28277

                        United Dominion Industries, Inc.
                       Compass Plan for Hourly Employees

                                Financial Report

                                December 31, 2001

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                                      Contents
Report Letters                                                              1-2

Statement of Net Assets Available for Benefits                                3

Statement of Changes in Net Assets Available for Benefits                     4

Notes to Financial Statements                                              5-12

Schedule of Assets Held for Investment Purposes                       Schedule 1

Schedule of Nonexempt Transactions                                    Schedule 2

                          Independent Auditor's Report

To the Administrative Committee
United Dominion Industries, Inc.
   Compass Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of United Dominion Industries, Inc. Compass Plan for Hourly Employees as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions as of and for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ Plante & Moran, LLP

Southfield, Michigan
June 18, 2002

                          Independent Auditors' Report

To the Board of Directors
United Dominion Industries, Inc.
   Compass Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of United Dominion Industries, Inc. Compass Plan for Hourly Employees (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ KPMG LLP
Charlotte, North Carolina
July 13, 2001

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                  Statement of Net Assets Available for Benefits

                                                                                  December 31
                                                                         --------------------------
                                                                             2001         2000
                                                                         ------------- ------------
Assets
 Participant-directed investments:
  Investments at fair value:
    Mutual funds                                                         $   5,439,173 $  7,152,264
    Common trust fund                                                          463,649      618,327
    Interest in SPX Pooled Stock Master Trust                                  698,247            -
    Interest in United Dominion Company Pooled
     Stock Master Trust                                                              -      396,663
    Cash                                                                         3,555        3,532
  Investments at contract value - Interest in UDI Stable
    Capital Master Trust                                                     1,670,834    1,698,476
  Participant loans                                                            407,577      696,351
                                                                         ------------- -------------

             Total investments                                               8,683,035   10,565,613

   Receivables:
    Employee contributions                                                      12,454       87,254
    Employer contributions                                                       2,185       73,549
    Other                                                                            -        2,289
                                                                         ------------- ------------

             Total receivables                                                  14,639      163,092
                                                                         ------------- ------------

Net Assets Available for Benefits                                        $   8,697,674 $ 10,728,705
                                                                         ============= ============

See Notes to Financial Statements.      3

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                       Statement of Changes in Net Assets Available for Benefits

                                                                            Year Ended December 31
                                                                     -----------------------------------
                                                                          2001                  2000
                                                                     --------------         ------------
   Additions to Net Assets
     Investment income:
       Interest and dividends                                        $      101,503         $    742,579
       Investment income (loss)from interest in master trusts
         (Note 3)                                                           615,015               (2,565)
       Net depreciation in fair value of investments:
         Mutual funds                                                    (1,055,369)          (1,872,354)
         Common trust fund                                                  (68,647)             (69,855)
                                                                     --------------         ------------
            Total investment loss                                          (407,498)          (1,202,195)
                                                                     --------------         ------------

   Contributions:
     Employee                                                               868,727              992,178
     Employer                                                                92,912              152,130
                                                                     --------------         ------------

            Total contributions                                             961,639            1,144,308
                                                                     --------------         ------------

   Net assets transferred from other plans (Note 6)                               -            4,126,689
                                                                     --------------         ------------

            Total additions                                                 554,141            4,068,802
                                                                     --------------         ------------

Deductions from Net Assets
 Distributions to participants                                            1,786,364              494,527
 Net assets transferred to other plans (Note 6)                             798,808                    -
                                                                     --------------         ------------

            Total deductions                                              2,585,172              494,527
                                                                     --------------         ------------

Net Increase (Decrease) in Net Assets
 Available for Benefits                                                  (2,031,031)           3,574,275

Net Assets Available for Benefits - Beginning of year                    10,728,705            7,154,430
                                                                     --------------         ------------
Net Assets Available for Benefits - End of year                      $    8,697,674         $ 10,728,705
                                                                     ==============         ============

See Notes to Financial Statements.        4

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000



Note 1 -  Plan Description

          The following brief description of the United Dominion Industries, Inc. Compass Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement or related union agreement for more complete information.

          General - On May 24, 2001, United Dominion Industries, Inc. was acquired by SPX Corporation (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is offered on a voluntary basis to eligible union employees of United Dominion Industries, Inc., a division of SPX Corporation, except for those employees already covered by another Company-sponsored defined contribution plan. An eligible employee may become an active participant in the Plan immediately following his or her full employment with United Dominion Industries, Inc. In January 2002, the Plan was merged with the SPX Corporation Savings Plan.

          Contributions - Contributions to the Plan by employees are limited to 15 percent of an employee's annual before-tax compensation up to the maximum allowed under the Internal Revenue Code. Participants in the Plan are at all times 100 percent vested in their Plan account balances and earnings related to their contributions. Participating employers may make matching and profit-sharing contributions at their discretion.

          Participant Accounts - Each participant's account is credited with the participant's contribution and the participant's share of the Company's contribution, if applicable. Allocation of the Plan earnings to participant accounts is based on the participant's proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Vesting - Vesting for participants in the employer-matching and profit-sharing contributions and earnings occurred at 25 percent per year.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000


          Payment of Benefits - Participants in the Plan are able to receive their contributions and/or their pre-tax contribution account balances in a lump sum or installment payments in the event of death, disability, termination of employment, or retirement. In addition, participants are also able to obtain their contributions and/or their pre-tax account balances if, subject to Company approval, they are able to demonstrate financial hardship, as defined by the Plan.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000


Note 1 -  Plan Description (Continued)

          Loans - A participant in the Plan can borrow from the Plan an amount not to exceed (1) 50 percent of the vested balance in the participant's account if the account balance is less than $100,000 or
          (2) $50,000 if the account balance is equal to or greater than $100,000. A participant must have a minimum balance of $2,000 to be eligible for a loan. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1 percent. Principal and interest are paid ratably through regular payroll deductions. The term of the loan may not exceed five years unless the loan is used for the purchase of a primary residence, in which case the term may be for up to 20 years.

          Administration - The Plan is administered by the Company's Administrative Committee, which is appointed by the Board of Directors of the Company. The Company pays all administrative expenses associated with sponsorship of the Plan.

          The Trustee and investment managers/companies have some discretion as to the investment and reinvestment of the assets of the Trust within the guidelines mutually agreed upon between them and the Company for that portion of the Trust's assets for which each has responsibility. The terms and conditions of appointment, authority, and retention of the investment managers/companies are the sole responsibility of the Company. All withdrawal payments are made by the Trustee.

Note 2 -  Summary of Significant Accounting Policies

          The accompanying financial statements have been prepared on the accrual basis.

          Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Mutual funds and all common trust funds are valued at the net asset values quoted by the funds' sponsors on December 31. The fair value of the Plan's interest in the master trusts is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated income less actual distributions (see Note 3). Guaranteed investment contracts included in the UDI Stable Capital Master Trust are valued at contract value (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits), because the contracts are fully benefit-responsive. The interest rates for 2001 and 2000 range from 5.65 percent to 8.10 percent and 5.66 percent to
          8.01 percent, respectively.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 2 -  Summary of Significant Accounting Policies (Continued)

          Additions, Deductions, and Changes in Net Assets - Income and expenses are recorded as earned and incurred. Dividend and interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

          Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code, and the related Trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained a determination letter on June 12, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          Reclassification - Certain balances in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 3 -  Investments

          The Company has a trust agreement with the American Express Trust Company (the "Trustee") in which all assets of the Plan are maintained within the Trust in investment accounts for the sole benefit of the Plan, except the investments in the master trusts. At December 31, 2000, the Plan held interests in the UDI Stable Capital Master Trust and the United Dominion Company Pooled Stock Master Trust. As a result of the acquisition of United Dominion Industries, Inc., the assets of the United Dominion Company Pooled Stock Master Trust were transferred to the SPX Pooled Stock Master Trust (collectively, the "Pooled Stock Master Trusts"). The assets of the UDI Stable Capital Master Trust and the Pooled Stock Master Trusts are each in master trusts that were established for the investment of assets of the Company-sponsored employee benefit plans. Each participating savings plan has an undivided interest in the Pooled Stock Master Trusts. The assets of the Pooled Stock Master Trusts are held by the Trustee. At December 31, 2001 and 2000, the Plan's interest in the net assets of the UDI Stable Capital Master Trust was 3 percent. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Pooled Stock Master Trusts was 8 percent and 11 percent, respectively. Investment income and administrative expenses related to the Pooled Stock Master Trusts are allocated to the individual plans based on average monthly balances invested by each plan.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 3 -  Investments (Continued)

          The following table presents the fair values of investments and investment income of the master trusts as of and for the years ended December 31, 2001 and 2000:

                                                                         2001            2000
                                                                    ------------   -------------
          UDI Stable Capital Master Trust
           Investments at fair value:
            Common trust funds                                      $ 11,476,704   $  14,878,805
            Money market fund                                            894,171       1,004,929
           Investments at contract value - Guaranteed
            interest contracts                                        42,033,635      44,282,437
                                                                    ------------   -------------

                                Total                               $ 54,404,510   $  60,166,171
                                                                    ============   =============

           Investment income:
            Interest and dividends                                  $  1,851,118   $   2,516,222
            Net appreciation in fair value of common
             trust fund                                                1,800,171         939,580
                                                                    ------------   -------------

                                Total investment income             $  3,651,289   $   3,455,802
                                                                    ============   =============

          Pooled Stock Master Trusts
           Investments at fair value:
            SPX Corporation common stock                            $  8,578,291              -
            United Dominion Industries Limited
             common stock                                                     -        3,545,063
            Money market                                                 137,166          73,279
                                                                    ------------   -------------

                                Total                               $
                                                                       8,715,457   $   3,618,342
                                                                    ============   =============

           Investment income (loss):
            Interest and dividends                                  $     39,839   $      90,453
            Net appreciation (depreciation) in fair

             value of common stock                                     5,402,841      (1,617,154)
                                                                    ------------   -------------

                                Total investment income (loss)      $  5,442,680   $  (1,526,701)
                                                                    ============   =============

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                  Notes to Financial Statements
                                                     December 31, 2001 and 2000


Note 3 -  Investments (Continued)

          Investments, other than the Plan's interest in the Pooled Stock Master Trusts, that represent 5 percent or more of the Plan's net assets are separately identified as follows:

                                                         2001            2000
                                                    ------------   ------------
          AXP New Dimensions Fund                   $  1,967,175   $  2,950,280
          AXP Selective Fund                             630,585              -
          AETC - Collective Equity Index I Fund          463,649        618,327
          AIM Constellation Fund                       1,202,719      1,708,314
          Dreyfus Founders Balanced Fund                 968,905      1,331,355

Note 4 -  Related Party Transactions

          Certain Plan investments are shares of a fund managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan. These transactions qualify as party-in-interest.

Note 5 -  Nonexempt Transactions

          During 2001, the Company deposited certain employee contributions and employee loan repayments totaling $1,235 after the time-frame requirement by the Department of Labor. The Company intends to reimburse the affected participants for lost earnings.

          Included in employee contributions receivable at December 31, 2000 are participant contribution withholdings of $23,039 that were not remitted to the Plan and credited to the participants' accounts within the time-frame required by the Department of Labor. The Company identified the affected participants and has remitted the contributions to the Plan and reimbursed the affected participants for lost earnings.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                                   Notes to Financial Statements
                                                      December 31, 2001 and 2000

Note 6 -  Asset Transfers

          During 2001, assets of plans sponsored by SPX Corporation for divisions that were sold were transferred to successor plans. During 2000, assets of plans sponsored by divisions of United Dominion Industries, Inc. were merged with this Plan or the related hourly plan, United Dominion Industries, Inc. Compass Plan. These transfers are reflected in the accompanying financial statements.

Note 7 - Subsequent Event

         In January 2002, the Plan was merged with the SPX Corporation Savings Plan. Accordingly, the assets of this Plan were transferred from American Express Trust Company to Fidelity Management Trust Company.

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                 Schedule of Assets Held for Investment Purposes
                                                  Form 5500, Schedule H, Item 4i
                                                        EIN 98-0013789, Plan 060
                                                               December 31, 2001

         (a)(b)                 (c)                                        (d)       (e)
    Identity of Issuer                      Description                   Cost  Current Value
--------------------------  -------------------------------------------- ------ -------------
American Express Trust Co.  Templeton Foreign Fund - Mutual fund            *   $     383,955
American Express Trust Co.  AXP New Dimensions Fund - Mutual fund           *       1,967,175
American Express Trust Co.  AXP Selective Fund - Mutual fund                *         630,585
American Express Trust Co.  AETC - Collective Equity Index I
                             Fund - Common trust fund                       *         463,649
American Express Trust Co.  AIM Constellation Fund - Mutual fund            *       1,202,719
American Express Trust Co.  American Century Income and
                             Growth Fund - Mutual fund                      *         285,830
American Express Trust Co.  Dreyfus Founders Balanced Fund - Mutual fund    *         968,905
Participants                Participant loans with interest ranging from
                             6 percent to 10.5 percent                      -         407,577

* Cost information not required

The above schedule excludes the Plan's interest in master trusts, as required by the Department of Labor's Rules and Regulations under the Employee Retirement Income Security Act of 1974.

Schedule 1

United Dominion Industries, Inc. Compass Plan for Hourly Employees

                                              Schedule of Nonexempt Transactions
                                                 Form 5500, Schedule G, Part III
                                                        EIN 98-0013789, Plan 060
                                                               December 31, 2001

      ---------------------------------------------------------------------------------------------------------------
                                                        (b) Relationship to Plan, employer, or other party-in-
        (a) Identity of Party Involved                                       interest
      ---------------------------------------------------------------------------------------------------------------
              SPX Corporation                                              Plan Sponsor
      ---------------------------------------------------------------------------------------------------------------
        (c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
      ---------------------------------------------------------------------------------------------------------------
                                  Delinquent contributions and loan repayments
      ---------------------------------------------------------------------------------------------------------------

                                                         (f) Lease rental/loan       (g) Expenses incurred in
        (d) Purchase price     (e) Selling price             amount involved           connection with transaction
      ---------------------------------------------------------------------------------------------------------------
       $                 -    $                  -      $                 1,235    $                       -
      ---------------------------------------------------------------------------------------------------------------
                                                        (J) Net gain (loss) on each
        (h) Cost of asset     (I) Current value of asset      transaction
      ---------------------------------------------------------------------------------------------------------------
       $                 -    $                  -      $                     -
      ---------------------------------------------------------------------------------------------------------------

Schedule  2

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      UNITED DOMINION INDUSTRIES, INC.
                                      COMPASS PLAN FOR HOURLY EMPLOYEES

                                      By:  United Dominion Industries, Inc.
                                           Management Pension Committee


Date:  July 12, 2002                       By:  /s/ Christopher J. Kearney
     -----------------------                  ----------------------------------
                                           Christopher J. Kearney
                                           Vice President, Secretary and
                                           General Counsel of SPX Corporation

                                  Exhibit Index

Exhibit No.                Description
-----------                -----------

23.1                       Consent of KPMG LLP

23.2                       Consent of Plante & Moran, LLP